EXHIBIT 1.1

“MATERIALISE”

NV [Public Limited Liability Company]

in 3001 Leuven (Heverlee), at Technologielaan 15

Company No. BTW BE 0441.131.254

Register of Legal Entities in Leuven

ARTICLES OF ASSOCIATION

1. Name – duration – registered office – purpose

ARTICLE 1: Name.

The company has the legal form of a public limited liability company (“naamloze vennootschap”) and carries the name “MATERIALISE”.

It is a company that makes or has made a public offering for general subscription.

ARTICLE 2: Duration.

The company is set up for an indefinite period as from June 28, 1990.

Except by the judge, the company can only be dissolved by an extraordinary meeting in observance of the requirements for bylaw amendments.

ARTICLE 3: Registered office.

The registered office of the company is established in 3001 Heverlee, at Technologielaan 15.

The registered office may be relocated within the Dutch-speaking area of Belgium or the bilingual Brussels Capital Region without a bylaw amendment upon resolution of the Management Board. It shall be publicly disclosed.

In addition, the Management Board is authorized to have a bylaw amendment resulting from the relocation of the registered office set down in a notarial deed.

ARTICLE 4: Purpose.

The purpose of the company is: research, development and marketing of additive manufacturing and applied technologies, and all service, engineering and holding activities associated therewith. All of this is understood in the broadest sense.

The company acts for its own account, in consignation, in commission, as an intermediary or representative.

The company’s purpose is also:

•	the purchase, sale, exchange, construction, conversion, set-up, exploitation, letting, subletting, management, maintenance, parceling, horizontal distribution and placement under compulsory joint ownership, leasing, prospecting, and promotion in all forms of all immovable properties or intangible property rights.

•	investing, subscribing, taking over, placement, purchase, sale, trading of all movable securities, issued by Belgian or foreign undertakings, whether or not in the form of trading companies, administrative offices, establishments or associations, and the management of these investments and participations;

•	providing advice, management and other services to all affiliated companies or companies with which an equity relationship exists, in its capacity as director, liquidator, or otherwise, and providing executive management or exercising control over these companies.

By way of contributions in cash or in kind, merger, registration, participation, financial agreement or otherwise, it may take a share of all companies or undertakings, in Belgium or abroad, existing or to be established, which have the same, similar or related purpose, or are of a nature to promote the exercise of its purpose.

As a general rule, the company may perform all actions of a civil or commercial nature, movable, immovable, industrial nature, which directly or indirectly, wholly or partially are connected with the company’s purpose.

2. Capital

ARTICLE 5: Capital and shares

The share capital amounts to two million seven hundred twenty nine thousand two hundred forty five euros twenty five cents (2,729,245.25 EUR), represented by forty seven million three hundred twenty five thousand four hundred thirty eight (47,325,438) shares, without nominal value, each representing an equal part of the share capital.

The share capital is fully and unconditionally subscribed and is fully paid.

ARTICLE 6: Authorized capital

a) By resolution of the general shareholders’ meeting dated April 23, 2014, which shall become effective on the date of announcement of the resolution’s effectiveness in the Annexes to the Belgian State Gazette, authorization was granted to the Management Board to increase the company capital in one or more tranches for a maximum total amount equal to the amount of the company capital after confirmation that the “First Capital Increase” has been realized, referred to in the second resolution of the general shareholders’ meeting held on April 23, 2014 (the “First Capital Increase”).

The Management Board may only exercise the authorization granted to it for a period of five (5) years counting from the announcement in the Annexes to the Belgian State Gazette of this authorization.

This authorization may be renewed in accordance with applicable statutory provisions.

The board of directors of the company decided on March 5, 2015 to increase the share capital of the company within the framework of the authorized capital for an amount of four thousand six hundred twenty six euros fifty cents (4,626.50 EUR), whereby the available amount of the authorized capital was brought to two million seven hundred and ten thousand eight euros thirty three cents (2,710,008.33 EUR).

The board of directors of the company has also decided on December 18, 2015 to increase the share capital in the framework of the authorized capital, subject to the condition precedent of the full or partial exercise of the previously issued one million four hundred thousand (1,400,000) “Warrants 2015”, and noted that the authorized capital cannot be used, and this for an amount of eighty thousand seven hundred thirty eight euros (80,738 EUR), which is the maximum amount of the aforementioned capital increase (excluding issuance premium), as long as the capital increase resulting from the exercise of the aforementioned warrants has not been established and / or the period within which they can be exercised has not expired.

b) The capital increases resolved by virtue of this authorization can be implemented as determined by the Management Board, for example:

•	by means of contributions in cash or in kind within the limits allowed by the Belgian Companies Code,

•	by conversion of reserves and issue premiums,

•	with or without issuance of new securities,

•	by issuance of shares, with or without voting rights,

•	by issuance of convertible bonds, whether or not of subordinate rank,

•	by issuance of warrants (at no charge or for a specific issue price),

•	by issuance of bonds to which warrants or other transferable securities are attached,

•	by issuance of other securities, such as shares as part of a stock option plan.

c) In conformity with Article 606 of the Belgian Companies Code, the Management Board is not permitted to use the authorization for capital increases via (i) contribution in kind, except by a 10% shareholder, (ii) issuance below a fractional value, (iii) issuance of warrants primarily intended for one or more particular persons other than staff members.

d) The Management Board is likewise specifically authorized, in case of a public takeover bid for securities issued by the company, to increase the capital in any form, including a capital increase in which the preferential subscription right of shareholders is limited or withdrawn, under the terms and conditions provided in Article 607 of the Belgian Companies Code.

This authorization is granted for a period of three (3) years counting from the extraordinary general shareholders’ meeting held on April 23, 2014.

This authorization may be renewed for the same period of time by resolution of the general meeting according to the rules for amendment of the bylaws.

The capital increases resolved under this authorization shall be added onto the remaining portion of the authorized capital referred to in subparagraph a).

e) Any issue premiums payable upon subscription to a capital increase within the framework of the authorized capital will be recorded by the Management Board in an undistributable account entitled “Issue Premiums” which will extend protection to third parties to the same extent as the company capital and which, except for the option of converting this reserve into capital, may only be disposed of by resolution at the general shareholders’ meeting, deliberating according to the rules applicable to bylaw amendments.

f) The Management Board is also authorized to limit or cancel the preferential subscription rights in the interest of the company. It can do this for the benefit of one or more particular persons, even if they are not staff members of the company or its subsidiaries, on condition of compliance with the provisions of the law, including in the issue of warrants. It may also provide that in the respective case upon recognition of new shares priority will still be granted to the prior shareholders.

g) The Management Board is authorized, with right of substitution, to bring the bylaws of the company into conformity with the resolutions for the capital increase within the scope of the authorized capital.

ARTICLE 7: Capital increase—preferential subscription right.

a) With reservation of the possibility of a capital increase within the limits of an authorized capital by resolution of the Management Board, an increase of the company capital can be resolved only by an extraordinary general meeting in the presence of a notary in conformity with the provisions of the Belgian Companies Code.

b) In every capital increase by contribution of cash, the shareholders shall enjoy a preferential subscription right in conformity with Article 592 et seqq. of the Belgian Companies Code and the new shares, convertible bonds and warrants must be offered first to the shareholders, in proportion to the percentage of the capital represented by their shares.

The period during which the preferential subscription right can be exercised shall be determined by the general shareholders’ meeting or, if necessary, by the Management Board, and it may not be shorter than fifteen days counting from the starting date of the subscription period.

The Management Board may decide that the full or partial non-exercise by the shareholders of their preferential right shall have the consequence that the proportional shares of the shareholders who already exercised their preferential subscription right will be increased; it shall also determine the manner of this subscription. The Management Board shall likewise be entitled, under terms and conditions that it shall determine, to enter into all agreements in order to ensure the subscription of all or part of the shares to be placed.

If a right of use (“vruchtgebruik”) is granted over the share , then the preferential subscription right shall belong to the usufructuary unless otherwise agreed. The newly acquired shares, convertible bonds and warrants belong to him in full ownership, subject to eventual compensation to the bare owner prior to the exercise of the preferential subscription right.

For pledged shares, the preferential subscription right shall belong to the owner-pledgor.

In the interests of the company and in observance of the statutory regulations in this regard, the general shareholders’ meeting and, within the limits of the authorized capital, the Management Board may limit or withdraw the preferential subscription right.

c) The general shareholders’ meeting or, as the case may be, the management board within the limits of the authorized capital may decide on a capital increase for the benefit of the staff, provided that the regulations of Article 609 of the Belgian Companies Code shall be followed.

d) If a capital increase includes some contribution in kind, a company auditor or statutory auditor shall draw up a report in addition to a special report by the Management Board, and furthermore the regulation of Article 602 of the Belgian Companies Code shall be followed. This contribution must be immediately paid in full.

e) A capital increase may also be effected by reversal of reserves. The extraordinary general meeting may grant the Management Board the authorization to increase the capital by reversal of reserves within the limits of the authorized capital.

f) In case the new shares are issued with an issue premium, it must be immediately paid in full at the time of subscription to the shares.

ARTICLE 8: Capital decrease

A decision to decrease the capital can be made in compliance with the relevant statutory regulations.

3. Shares and other securities

ARTICLE 9: Type of securities

The shares and other securities of the company are and shall always remain registered in the name of the relevant securityholder. Each security has a number.

A register for each category of registered securities shall be kept at the company’s registered office, either in an original hard-copy form or in electronic form in compliance with applicable legislation. The ownership rights of the registered securities shall be determined by an entry in the register. If requested, certificates of these registrations shall be issued to the holders of the securities.

ARTICLE 10: Shares not fully paid—payment obligation

The obligation to make full payment of a share is unconditional and indivisible.

If shares not fully paid up belong to several persons in joint ownership, each of them is liable for payment of the entire amount of the requested due payments.

Payment or full payment shall be made at the request and time decided by the Management Board. The shareholders shall be given notice thereof by registered letter, indicating a bank account to which the payment must be made by transfer or deposit, with exclusion of any other payment method. The shareholder shall fall into default merely by the lapse of the period specified in the notice and interest shall be owed to the company at the statutory interest rate established at that time, increased by two points.

Until the requested claimable payments on a share have been made according to this provision, the exercise of the rights associated with it shall remain suspended.

Premature payments on shares cannot be made without the prior consent of the management board.

ARTICLE 11: Indivisibility of securities

The securities are indivisible vis-à-vis the company.

If a security belongs to multiple owners, or if multiple persons are entitled to a security, they may only exercise the rights associated with such securities via a common representative.

The company may suspend the exercise of the rights associated with them until a single person has been identified as owner of the security with effect in relation to the company or as their common representative.

All convocations, service and other notifications by the company to the various rights holders to one security are made validly and exclusively, depending on the case, either to the person designated as owner vis-à-vis the company, or to the designated common representative.

ARTICLE 12: Acquirers of rights

The rights and obligations remain associated with a security, regardless of whose hands it is in.

The heirs, creditors or other rights holders of a shareholder may not under any circumstances interfere with the management of the company, or have other goods and assets of the company sealed, or demand the liquidation of the company and the division of its assets.

Prior to exercising their rights, they must abide by the annual report of the company and conform to the resolutions of the general meeting.

ARTICLE 13: Bonds, warrants and other financial instruments that give rights to shares

The company may issue secured or other bonds upon decision of the Management Board, which shall determine the terms and conditions of the issue.

The issue of convertible bonds or of bonds redeemable in shares, of warrants or of other financial instruments that give forward rights to shares can be decided by the general shareholders’ meeting or by the Management Board within the limits of the authorized capital.

The holders of bonds or warrants have the right to attend the general shareholders’ meeting, but only with an advisory vote.

3. Acquiring and selling own securities

ARTICLE 14: Acquiring and selling own securities

a) By resolution of the general shareholders’ meeting of April 23, 2014, the management board was authorized, in accordance with Article 620 et seqq. of the Belgian Companies Code and within the limits provided by this article, to acquire its own shares for a price per share not lower than 80% or higher than 120% of the average closing prices of the American Depository Shares that represent the shares of the company, for a period of 30 calendar days prior to either the date of purchase or the date of announcement thereof.

This authorization is likewise valid for the acquisition of the shares of the company by any of its directly controlled subsidiaries, as provided in and within the limits of Article 627 of the Belgian Companies Code.

Every offer to acquire the shares of the company must occur under the same conditions with respect to all shareholders, in accordance with Article 620, sec. 1 (5) of the Belgian Companies Code.

This authorization shall be valid for five years commencing from the realization of the First Capital Increase.

This authorization may be extended by a resolution of the general shareholders’ meeting and in accordance with the provisions of the Belgian Companies Code.

b) By resolution of the general shareholders’ meeting of April 23, 2014, the Management Board was also authorized to sell the company’s own shares at a price determined by the Management Board.

This authorization is not time-limited.

This authorization also applies to the sale of the shares of the company by any of its direct subsidiaries, in accordance with Article 627 of the Belgian Companies Code.

c) By resolution of the general shareholders’ meeting of April 23, 2014, the management board was authorized to acquire or sell shares of the company, without any additional resolution of the general shareholders’ meeting and in accordance with the provisions of the Belgian Companies Act, if this acquisition or sale is necessary to prevent an imminent serious harm to the company.

This authorization is granted for a period of three years commencing from the announcement of this authorization in the Annexes to the Belgian State Gazette. This authorization may be extended for three-year periods by a resolution of the general meeting and in accordance with the provisions of the Belgian Companies Code.

4. Management and representation

ARTICLE 15: Appointment—Dismissal—Vacancy—Announcement

a) The Management Board of the company comprises a minimum of seven (7) and a maximum of eleven (11) directors, of whom at least three (3) directors must be independent (as defined in Article 526ter of the Belgian Companies Code).

b) As long as the total voting rights associated with the shares controlled directly or indirectly, jointly or severally, by each of the Family Shareholders make up at least 20% of all voting rights associated with all outstanding shares in the company, then at the simple request of one Family Shareholder, a maximum of six (6) directors shall be exclusively appointed on the recommendation of a majority of all Family Shareholders who on the date of the appointment directly or indirectly control at least 3% of the voting rights associated with the shares of the company. The number of candidates that appear on the list of recommendations of the Family Shareholders may be higher than the number of seats to be allotted subject to the right of recommendation. If a director who was appointed at the recommendation of the Family Shareholders resigns or is discharged, his vacancy may be filled exclusively by a candidate recommended by the majority of the other directors that were appointed on the recommendation of the Family Shareholders (if there are any).

For the purposes of this article, the term “Family Shareholders” encompasses the following persons: Wilfried Vancraen, Hilde Ingelaere and their first-degree relatives in the descending line.

c) If a legal entity is appointed as a director, it must appoint from among its shareholders, managing directors, directors, members of its executive committee or employees, a permanent representative who shall be charged with carrying out the mandate on behalf of and for the account of the director that is a legal entity.

d) The directors shall be appointed by the general shareholders’ meeting.

The duration of their mandate may not in any case exceed the maximum statutory period of six (6) years.

Their mandate shall terminate upon conclusion of the general shareholders’ meeting or the management board that provides for their replacement.

The directors may be discharged at any time by the general shareholders’ meeting.

Departing directors may be reappointed.

e) If a director’s seat opens up, the remaining directors shall be entitled to fill the vacancy early under the terms and conditions provided by law, subject to the foregoing nomination regulation. The next general shareholders’ meeting thereafter shall decide on the definitive appointment. The newly appointed director shall serve out the term of the one he replaces.

f) The Chair of the Management Board shall be elected by the Management Board.

g) The appointment of the members of the board and the termination of their terms of office shall be disclosed by including in the company file at the Clerk of the Commercial Court an extract of the resolution and a copy of it intended for publication in the Supplements of the Belgian State Gazette. It must be apparent from the items in any case whether the persons representing the company are able to bind the company acting individually, jointly or as a body.

ARTICLE 16: Convocation of the Management Board

a) The Management Board shall meet upon convocation by the chair as frequently as the interests of the company require, as well as within fourteen days after a request for a meeting from two directors or from the managing director.

If the chair has not convened the Management Board within the aforementioned period of fourteen days after a request from the directors or from the managing director for convocation of the Management Board, then the requesting directors or the requesting managing director shall be able validly to perform the convocation.

b) The invitations shall indicate the location, date, time and agenda of the meeting and shall be sent no later than two (2) working days prior to the meeting by letter, fax, or by another written (perhaps electronic) method.

c) The meeting shall be held at the registered office of the company or in any other location in Belgium, indicated in the convocation.

d) The propriety of the convocation cannot be disputed if all directors are present or validly represented.

ARTICLE 17: Meeting of the Management Board

a) The board shall be presided over by the chair or, in his absence, by the deputy chair (if one has been appointed) or the eldest of the directors in attendance.

b) The Management Board may only deliberate and make resolutions if at least a majority of its members are present or represented at the meeting.

c) Directors who cannot physically attend the session may participate in the deliberations and voting by means of telecommunication methods such as telephone or video conference, provided that all participants in the meeting can communicate directly with all other participants. Persons who participate in a meeting via such technological methods shall be viewed as having been present in person at that meeting.

d) Any director may give power-of-attorney to another director to represent him at a specific meeting. Such a mandate must form the object of a power-of-attorney that bears the signature of the director (which may be a digital signature as defined in Article 1322, sec. 2 of the Belgian Civil Code) and that must be communicated to the Management Board in an ordinary letter, fax or other (perhaps electronic) means of communication. One director may represent multiple members of the Management Board.

e) Resolutions shall be passed by a simple majority vote.

f) Minutes of the resolutions of the Management Board must be kept, which shall be signed by the Chair and in his absence by the director who chairs the meeting and at least the majority of the board members in attendance.

Copies and extracts shall be signed by two directors or by one managing director.

g) In exceptional cases when urgent necessity and the interests of the company require it, the resolutions of the Management Board can be passed by unanimous written consent of the directors, except for the approval of the annual financial statements and the appropriation of the authorized capital.

ARTICLE 18: Salary

Without prejudice to compensation of their expenses, the directors may be awarded fixed pay, the amount of which shall be determined each year by the general meeting and which shall be charged to the company’s general expenses. In addition, the general meeting may award them bonuses out of the available profits for the accounting period.

ARTICLE 19: Conflict of interest

a) If a director directly or indirectly has an interest of a proprietary nature that conflicts with a resolution or an action that is part of the sphere of responsibility of the Management Board, then the respective director, as well as the Management Board in its deliberations and resolutions, must comply with the regulations of Article 523 of the Belgian Companies Code.

b) If multiple directors find themselves in this circumstance and the applicable legislation prohibits them from participating in the deliberations or voting related to this, then this resolution shall be validly passed by the remaining directors, even if under these circumstances it is no longer true that half of the directors are present or represented.

ARTICLE 20: Internal management – restrictions – delegation of authorities

a) The Management Board is authorized to perform all actions of internal management that are necessary or useful for the realization of the company’s purpose, with the exception of the actions for which by law only the general meeting is authorized.

b) Notwithstanding the obligations flowing from management as a body, specifically deliberation and supervision, the directors may divide up the management duties among themselves. Objections to such division of duties cannot be raised to third parties.

c) The Management Board may set up an executive committee of which the members shall be elected from within or outside of its own membership.

It shall determine the powers of this committee, regulate its operation and determine the compensation of its members, which shall be charged to general expenses.

d) The Management Board may set up one or more advisory committees among its membership or under its liability. It shall define its composition, its responsibilities and its operation. The members of such committees shall be appointed by the Management Board, which shall likewise determine the conditions of their appointment, their dismissal, their remuneration and the term of their mandate.

d) The Management Board can entrust the day-to-day management of the company to:

•	the executive committee, if one has been established;

•	one or more members of the Management Board, referred to as managing director(s).

ARTICLE 21: External representative authority

a) The Management Board as a body represents the company legally and extralegally in all activities. It acts through the majority of its members.

Notwithstanding the general representative authority of the Management Board as a body, the company is also represented legally and extralegally by two directors acting jointly, of whom at least one director is appointed from the list of candidates nominated by the Family Shareholders.

b) With respect to the authorities of the executive committee, the company shall be validly represented legally and extralegally by two members of the executive committee acting jointly.

c) The company shall be likewise represented legally and extralegally in a legally binding manner as regards the day-to-day management:

•	either by one or more persons entrusted with the day-to-day management, acting individually or jointly in fulfillment of the delegation resolution of the management board;

•	or in the manner determined by the Management Board, if the executive committee has been charged with the day-to-day management.

ARTICLE 22: Special authorities

The Management Board or the directors who represent the company may appoint authorized agents of the company. Only special and limited authorities for specific legal operations or a series of specific legal operations are allowed. The authorized agents bind the company within the limits of the authority granted to them, without prejudice to the accountability of the directors in case of excessive authority.

ARTICLE 23: Accountability of the directors

The directors are not personally bound by the obligations of the company. Vis-à-vis the company and third parties, the directors are accountable for the faults that they have committed in their management, in accordance with the applicable provisions of the Belgian Companies Code.

5. Supervision

ARTICLE 24: Appointment—authority and compensation of the statutory auditor

The auditing of the company shall be entrusted as necessary to one or more statutory auditors. They shall be appointed by the general meeting for a renewable term of three years. On pain of compensation for damages, they may only be discharged from their commission by the general meeting for legal reasons.

If no obligation exists for the appointment of a statutory auditor by the company, then each shareholder individually shall hold the investigatory and auditing authority of a statutory auditor.

The pay of the statutory auditor consists of a fixed amount that is determined at the start of their commission by the general meeting, without prejudice to Article 134 of the Belgian Companies Code. It may be adjusted only with the consent of the parties. The statutory auditor must not receive any benefit in any form whatsoever from the company beyond this pay.

6. General meeting

ARTICLE 25: Ordinary, special and extraordinary general meeting

a) The ordinary general shareholders’ meeting, referred to as the annual meeting, must be convened on the first Tuesday of June at ten o’clock in the morning (10:00 a.m.). If this day is a legal holiday, the meeting shall be held at the same time on the following working day (excluding Saturday).

b) A special general meeting may be convened at any time to deliberate and make resolutions on any matter that comes under its authority and that does not include an amendment of the bylaws.

c) An extraordinary general meeting may also be convened at any time to deliberate and make resolutions on any amendment of the bylaws, in the presence of a notary.

d) The general meetings shall be held at the registered office of the company or in any other location in Belgium, indicated in the convocation.

ARTICLE 26: Convocation

a) The Management Board and any potential statutory auditor may convene both an ordinary general meeting (annual meeting) and a special or an extraordinary general meeting. They must convene the annual meeting on the date stipulated in the bylaws. The Management Board and any potential statutory auditor shall be obligated to convene a special or extraordinary meeting whenever one or more shareholders that individually or jointly represent one fifth of the company capital request one.

The request shall be sent by registered letter to the registered office of the company; it must indicate the agenda items on which the general meeting must deliberate and resolve.

The invitation to the general meeting to be held as a result must be performed within three weeks after the request is made.

In the invitation, other subject matters may be added to the agenda items indicated by the shareholders.

b) The invitations to the general meeting shall state the agenda and shall be sent at least fifteen (15) days beforehand to the holders of shares, bonds and warrants, to the holders of registered certificates issued with the cooperation of the company, to the directors and to the statutory auditor(s), if any, by means of a registered postal letter or any other means of communication, on condition in the latter case that the addressees have consented individually, expressly and in written form to receiving the invitation by an alternative means of communication.

The invitations shall be deemed issued as soon as they are sent.

c) The agenda must include the subject matters to be discussed as well as the proposals for resolution.

d) Every person may waive its right to be convened, and shall in any case be viewed as properly invited if he attends the meeting or has himself represented.

ARTICLE 27: Admission to general meetings – representation

a) The right of shareholders to attend the general meeting and exercise voting rights is contingent upon registration of ownership of the shares in the name of the shareholder on or before the third (3rd) working day prior to the date of the planned meeting, by recording their names in the company’s shareholder register.

The management board may make participation at general meetings contingent on a requirement of communication by the shareholder of the company (or to the person appointed by the company for this purpose) by a date to be set by the management board prior to the date of the planned meeting that he plans to attend the meeting, with notification of the number of shares that the shareholders intends to represent at the meeting; this communication must be made in the manner provided in the convocation.

b) Each shareholder with voting rights may attend and take part in the meeting personally or be represented by one authorized proxy, who may or may not be a shareholder.

The power-of-attorney must be provided in written form in the manner stipulated in the convocation.

The company must receive the power-of-attorney by no later than the date set by the Management Board as indicated in the invitation.

c) Before participating in the meeting themselves, the shareholders or their proxies must sign the attendance list, stating (i) the identity of the shareholder, (ii) the identity of the proxy, if applicable, and (iii) the number of shares that they represent.

d) Holders of profit-sharing certificates, non-voting shares, bonds, warrants, or other securities issued by the company may attend the general shareholders’ meeting to the extent that the law grants them this right, and as the case may be, the right to participate in voting. If they wish to participate, they shall be subject to the same formalities for admission, access, form and notice of powers-of-attorney that are imposed on shareholders.

ARTICLE 28: Chairmanship – bureau

Every general meeting shall be presided over by the chair of the Management Board or, in his absence, by the deputy chair (if one has been appointed) or the eldest member of the Management Board.

The chair shall appoint a secretary and vote-recorder who must not be a shareholder. The two functions can be exercised by one person. The chair, the secretary and the vote-recorder together form the bureau.

The chair may assemble the bureau prior to opening the session, and the bureau thus assembled may proceed to verify the powers of the participants prior to the opening of the session.

ARTICLE 29: Course of the meeting

a) The deliberation and voting shall take place under the leadership of the chair. The directors and any potential statutory auditor(s) shall respond to questions posed to them by the shareholders during the meeting or in writing, in relation to their annual report or the agenda items, insofar as the communication of data or facts is not of such a nature that it would cause serious harm to the business interests of the company, or to the confidentiality to which the company and its directors have bound themselves.

As soon as the convocation has been published, the shareholders may pose the aforementioned questions in written form, insofar as these shareholders meet the requirements to be admitted to the meeting and they have delivered their questions to the company in the manner provided in the invitation by no later the third (3rd) working day prior to the date of the planned meeting.

b) The Management Board has the right during the meeting to postpone any general shareholders’ meeting for three weeks. This postponement shall not detract from the other resolutions passed, provided that no divergent resolution is passed in this regard by the general meeting. At the next meeting thereafter, the agenda items of the first meeting, on which no definitive resolution was passed, shall be further deliberated.

c) The general meeting cannot validly deliberate or make resolutions on points that are not included in the announced agenda or are not implicitly encompassed therein. Deliberations can be made on items not included in the agenda only in a meeting at which all shareholders are present or represented, and such resolutions must be passed by unanimous vote. The required consent is confirmed if no opposition is indicated in the minutes of the meeting.

ARTICLE 30: Voting rights

a) Each share gives the right to one vote.

b) If one or more shares belong to different persons or to a legal entity with a collegial representative body, then the exercise of the rights associated therewith in regards to the company may only be exercised by an individual person who is instructed to do so in written form by all rights holders. As long as such an instruction has not been provided, all rights associated with the shares remain suspended.

c) If a share carries usufructuary rights, then the exercise of the voting right associated with that share shall be exercised by the usufructuary, unless otherwise stipulated.

d) The voting rights associated with shares that have been pledged shall be exercised by the owner-pledgor.

ARTICLE 31: Passing of resolutions

a) The ordinary and the special general meetings shall deliberate and make resolutions in a valid manner regardless of the number of shares present or represented. The resolutions shall be passed by a simple majority of votes. Abstentions or blank votes and invalid votes shall be disregarded when calculating the majority. In case of a tie vote, the proposal shall be defeated.

b) The extraordinary general meeting must be held in the presence of a notary who shall draw up an authenticated transcript thereof. The general meeting may only deliberate and make resolutions in a legally valid manner concerning a bylaw amendment if those in attendance at the meeting represent at least half the company capital. If the aforementioned quorum is not reached, then a new convocation shall be necessary according to Article 558 of the Belgian Companies Code; the second meeting shall validly deliberate and make resolutions regardless of the proportion of the capital present or represented.

An amendment of the bylaws shall be approved only if it receives three-quarters of the votes associated with the shares present or represented. In the calculation of the required majority, the votes of those who abstained or submitted blank or invalid votes shall be viewed as nay votes.

c) Minutes of every general meeting shall be taken, to which the attendance list and any reports and proxies shall be attached.

The minutes of the general shareholders’ meeting shall be signed by the members of the bureau and by the shareholders that request to do so. Copies and extracts shall be signed by two directors or by one managing director.

d) The shareholders may pass all resolutions unanimously and in written form that come under the authority of the general meeting, with the exception of those that must be passed by an authenticated act. The holders of bonds, warrants or certificates defined in Article 537 of the Belgian Companies Code may take note of the resolutions.

7. Inventory – annual financial statements – reserve – distribution of profits.

ARTICLE 32: Accounting period – annual financial statements – annual report

a) The accounting period of the company shall begin each year on January 1 and end on December 31 of the same year.

At the end of each accounting period, the accounts and records are closed, and the Management Board draws up the inventory and the annual financial statements in accordance with relevant statutory regulations.

The directors also draw up an annual report, as the case may be, in which they give an account of their policies.

b) For fifteen days prior to the ordinary general meeting, which must be convened within six months after the close of the accounting period, the shareholders may inspect the annual financial statements, and other documents mentioned in the Belgian Companies Code, at the registered office of the company.

c) After approval of the annual financial statements, the general meeting in a separate vote resolves upon the approval of the actions of the directors and any statutory auditor.

ARTICLE 33: Appropriation of the profits – reserve

The surplus shown in the income statement comprises the net profit to be determined for the accounting period.

From this profit, at least one-twentieth is taken in advance to form the statutory reserve, until it amounts to one-tenth of the company capital.

The general meeting shall resolve freely upon the remaining appropriation of the balance of this net income, by a simple majority vote, based on a proposal by the Management Board.

In accordance with Article 615 of the Belgian Companies Code, the general shareholders’ meeting may decide to appropriate this balance for redemption of capital by repayment at par value of the shares to be allocated by lottery.

No distribution will be made if the net assets on the closing date of the last accounting period, as appears from the annual financial statements, are lower, or as a result of a distribution would be lower, than the amount of the paid-up capital or – if this is higher – than the called-up share capital plus all reserves that cannot be paid out according to the law or the bylaws, and in addition, Article 617 of the Belgian Companies Code must be followed.

ARTICLE 34: Payout of dividends – interim dividends

a) The Management Board shall determine the location, time and manner in which dividends will be paid out.

b) The Management Board has the authority to pay out an interim dividend on the result of the accounting period. This distribution may only occur on the profit of the current accounting period in progress, reduced, as the case may be, by the loss carried forward or increased by the profit carried forward, without withdrawal from the established reserves and in observance of the reserves that must be formed by virtue of a provision of the law or bylaws. In addition, the regulation of Article 618 of the Belgian Companies Code shall be followed.

8. Dissolution – liquidation

ARTICLE 35: Dissolution

A resolution for the voluntary dissolution of the company can only be made by an extraordinary general shareholders’ meeting and on condition of compliance with the relevant statutory regulations.

The company shall continue by law to exist as a legal entity after dissolution prior to its liquidation, until the liquidation is complete.

ARTICLE 36: Appointment and authority of liquidators

a) If no liquidators have been appointed, then the directors in office at the time of dissolution shall by law act as liquidators.

b) If a legal entity is appointed as liquidator, the natural person who represents it must be indicated in the appointment resolution prior to the performance of the liquidation. Any change in this indication must be disclosed in the Annexes to the Belgian State Gazette.

c) Nonetheless, the liquidators shall assume their function only after the Commercial Court has confirmed their appointment following the resolution by the general meeting, in conformity with the provisions of the Belgian Companies Code.

d) The general meeting of the dissolved company may appoint and discharge one or more liquidators at any time by a simple majority vote. If there are multiple liquidators, the general meeting shall decide whether the liquidators shall represent the company individually, jointly, or as a body.

ARTICLE 37: Authorities of the liquidators

a) The liquidators shall be authorized to take all actions cited in Articles 186, 187, and 188 of the Belgian Companies Code, without requiring a prior authorization from the general meeting, unless the general meeting in a simple majority vote makes a divergent resolution.

b) The liquidators shall submit to the Clerk’s Office of the Commercial Court a comprehensive status report on the liquidation in the seventh and the thirteenth months after the start of liquidation, prepared at the end of the sixth and twelfth month of the liquidation year, in conformity with the provisions of the Belgian Companies Code. As of the second year of the liquidation, the comprehensive report must be submitted only for the year.

c) Every year, the liquidators must present to the ordinary general meeting the proceeds of the liquidation, stating the reasons why it was not possible to complete the liquidation. Each year they shall likewise draw up annual financial statements.

d) The annual report shall be published in compliance with the relevant statutory regulations.

ARTICLE 38: Method of liquidation

After payment of all debts, charges and expenses of liquidation or after consignation of the necessary funds to satisfy them, the liquidators shall distribute the net assets, in cash or securities, among the shareholders in proportion to the number of shares that they own.

9. General Terms and Conditions

ARTICLE 39: Election of domicile:

All directors, statutory auditors and liquidators whose place of domicile is unknown shall be deemed to elect domicile at the registered office of the company, where all summonses, service and notifications can be made regarding the matters of the company.

ARTICLE 40: Applicable law

With regard to everything that is not explicitly stipulated in these bylaws, or with regard to the statutory regulations from which these bylaws might deviate in an invalid manner, the regulations of the Belgian Companies Code and the other regulations of Belgian law shall be applicable.